SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 1995             Commission File Number
                                                                33-43105



                                 Title of Plan
                           THE BON-TON STORES, INC.
                  Profit Sharing / Retirement Savings Plan





             Issuer of the securities held pursuant to the Plan
                          THE BON-TON STORES, INC.
                          2801 East Market Street
                         York, Pennsylvania, 17402

                    THE BON-TON STORES, INC.
                    PROFIT SHARING/RETIREMENT SAVINGS PLAN

                    FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1995 AND 1994
                    TOGETHER WITH AUDITORS' REPORT

                       THE BON-TON STORES, INC.

                PROFIT SHARING/RETIREMENT SAVINGS PLAN


                     INDEX TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1995 AND 1994



                                                         Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                  1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
BENEFITS AS OF DECEMBER 31, 1995                          2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
BENEFITS AS OF DECEMBER 31, 1994                          3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER             4
31, 1995

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER             5
31, 1994

NOTES TO FINANCIAL STATEMENTS                             6

SCHEDULE I - Item 27(a) -- SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AS OF DECEMBER               11
31, 1995

SCHEDULE II - Item 27(d) -- SCHEDULE OF
REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
DECEMBER 31, 1995                                         12

           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan, as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the index to financial statements, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Arthur Andersen LLP

Lancaster, Pa.
  May 8, 1996


                                                THE BON-TON STORES, INC.

                                         PROFIT SHARING/RETIREMENT SAVINGS PLAN


                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                        DECEMBER 31, 1995


                                                          Retirement Savings Funds                        Profit Sharing Funds
                               -----------------------------------------------------------------------    ------------------------

                                              Stable     Balanced     Bon-Ton   Wells Fargo Wells Fargo      Main        Option
                                  Total       Income       Fund        Stock    Stock Index     Bond         Fund         Fund
                                               Fund                    Fund        Fund         Fund
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------

ASSETS:
Cash                           $    23,714  $   23,399  $       13  $        8   $       81  $       32   $        181  $       -
Contributions Receivable -
  Employer &
  employee/participant             552,052     145,051     141,041     39,873      169,579       56,508             -           -
Interest Receivable                    269          95          33         10           76           41             13           1
Investments, at fair value:
 EB Temporary Investment Fund    1,024,655     456,946      28,538     18,154       86,441       45,118        389,458          -

 EB MBA Government Corporate
    Bond Index Fund              7,837,940          -           -          -            -            -       7,837,940          -

 Guaranteed Investment
    Contract                     1,504,522     752,261          -          -            -            -         752,261          -

 Government Securities Fund      6,836,415   4,239,347          -          -            -            -              -    2,597,068

 Vanguard Wellington Fund        3,891,406          -    3,891,406         -            -            -              -           -

 Vanguard World Fund               606,813          -           -          -            -            -         606,813          -

 Vanguard Trustees
    Equity Fund                    606,399          -           -          -            -            -         606,399          -

 Vanguard Index Trust Fund       4,776,637          -           -          -            -            -       4,776,637          -

 Bon-Ton Common Stock              684,780          -           -     684,780           -            -              -           -

 Wells Fargo Stock Fund          3,499,727          -           -          -     3,499,727           -              -           -

 Wells Fargo Bond Fund           1,597,432          -           -          -            -     1,597,432             -           -
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------

   Total investments            32,866,726   5,448,554   3,919,944     702,934   3,586,168    1,642,550     14,969,508   2,597,068
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
   Total assets                 33,442,761   5,617,099   4,061,031     742,825   3,755,904    1,699,131     14,969,702   2,597,069


LIABILITIES:
  Purchases pending
    settlement                      59,228          -           -           -           -            -          56,633       2,595
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                  $33,383,533  $5,617,099  $4,061,031  $  742,825  $3,755,904  $ 1,699,131   $ 14,913,069  $2,594,474
                               ===========  ==========  ==========  ==========  ==========  ===========   ============  ==========


    The accompanying notes are an integral part of this financial statement.

                                                THE BON-TON STORES, INC.

                                         PROFIT SHARING/RETIREMENT SAVINGS PLAN


                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   DECEMBER 31, 1994

                                                          Retirement Savings Funds                        Profit Sharing Funds
                               -----------------------------------------------------------------------    ------------------------

                                              Stable     Balanced     Bon-Ton   Wells Fargo Wells Fargo      Main        Option
                                  Total       Income       Fund        Stock    Stock Index     Bond         Fund         Fund
                                               Fund                    Fund        Fund         Fund
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------

ASSETS:
 Cash                          $    12,925  $    4,865  $       -   $      180  $        4  $         1   $        526  $    7,349

Contributions Receivable -
   Employer &
   employee/participant          1,832,207     112,363      86,510      46,640      86,278       50,764      1,328,068     121,584
Interest Receivable                    404         135          30          10          52           49             79          49
Investments, at fair value:
  EB Temporary Investment
      Fund                         233,259      81,804      18,844          15      32,491       31,098         50,434      18,573

  EB MBA Government
   Corporate Bond Index
   Fund                          5,594,331          -           -           -           -            -       5,594,331          -

  Guaranteed Investment
   Contract                      3,225,522   1,612,761          -           -           -            -       1,612,761          -

  Government Securities Fund     4,444,866   1,770,401          -           -           -            -              -    2,674,465

  Vanguard Wellington Fund       2,261,623          -    2,261,623          -           -            -              -           -

  Vanguard World Fund              451,000          -           -           -           -            -         451,000          -

  Vanguard Trustees
   Equity Fund                     451,435          -           -           -           -            -         451,435          -

  Vanguard Index Trust Fund      3,734,729          -           -           -           -            -       3,734,729          -

  Bon-Ton Common Stock           1,288,904          -           -    1,288,904          -            -              -           -

  Wells Fargo Stock Fund         1,971,826          -           -           -    1,971,826           -              -           -

  Wells Fargo Bond Fund          1,150,519          -           -           -           -     1,150,519             -           -
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
     Total investments          24,808,014   3,464,966   2,280,467   1,288,919   2,004,317    1,181,617     11,894,690   2,693,038
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
NET ASSETS AVAILABLE FOR PLAN
      BENEFITS                 $26,653,550  $3,582,329  $2,367,007  $1,335,749  $2,090,651  $ 1,232,431   $ 13,223,363  $2,822,020
                               ===========  ==========  ==========  ==========  ==========  ===========   ============  ==========


    The accompanying notes are an integral part of this financial statement.


                                                THE BON-TON STORES, INC.

                                         PROFIT SHARING/RETIREMENT SAVINGS PLAN

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                          FOR THE YEAR ENDED DECEMBER 31, 1995


                                                          Retirement Savings Funds                        Profit Sharing Funds
                               -----------------------------------------------------------------------    ------------------------

                                              Stable     Balanced     Bon-Ton   Wells Fargo Wells Fargo      Main        Option
                                  Total       Income       Fund        Stock    Stock Index     Bond         Fund         Fund
                                               Fund                    Fund        Fund         Fund
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------

ADDITIONS TO NET ASSETS:
CONTRIBUTIONS:
Employer                       $   367,142  $  107,844  $   87,638  $   35,455  $   97,699  $    38,506   $         -   $       -

Employee/Participant             3,007,848     955,204     620,706     367,080     739,151      325,707             -           -
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ---------
Total contributions              3,374,990   1,063,048     708,344     402,535     836,850      364,213             -           -


INVESTMENT INCOME:
  Net Appreciation
   (Depreciation) in Fair
   Market Value                  2,973,335     105,153     638,303    (653,061)    785,347      147,986      1,859,667      89,940
Dividends and Interest           1,591,440     384,628     155,065       1,127      71,149       99,060        707,439     172,972

Realized Gains (Losses)            398,018      19,386     107,156     (91,548)     47,604        6,520        296,672      12,228
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
Total investment income          4,962,793     509,167     900,524    (743,482)    904,100      253,566      2,863,778     275,140


TRANSFERS IN FROM
   AM&A PLAN                     3,439,873   2,222,622     360,373     144,680     260,481       91,562        360,155          -
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
Total additions                 11,777,656   3,794,837   1,969,241    (196,267)  2,001,431      709,341      3,223,933     275,140
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
DEDUCTIONS FROM NET ASSETS:
 Benefit Payments and
  Withdrawals                    4,903,540   1,734,521     422,194     134,789     454,008      193,422      1,473,918     490,688
Administrative Expenses            144,133      30,065      10,471       7,994      12,911       10,760         46,656      25,276

Interfund Transfers - Net               -       (4,519)   (157,448)    253,874    (130,741)      38,459         13,653     (13,278)
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
    Total deductions             5,047,673   1,760,067     275,217     396,657     336,178      242,641      1,534,227     502,686
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
INCREASE (DECREASE) IN NET
ASSETS AVAILABLE FOR PLAN
BENEFITS                         6,729,983   2,034,770   1,694,024    (592,924)  1,665,253      466,700      1,689,706    (227,546)


NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
 Beginning of year              26,653,550   3,582,329   2,367,007   1,335,749   2,090,651    1,232,431     13,223,363   2,822,020
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
 End of year                   $33,383,533  $5,617,099  $4,061,031  $  742,825  $3,755,904  $ 1,699,131   $ 14,913,069  $2,594,474
                               ===========  ==========  ==========  ==========  ==========  ===========   ============  ==========

    The accompanying notes are an integral part of this financial statement.

                                                THE BON-TON STORES, INC.

                                         PROFIT SHARING/RETIREMENT SAVINGS PLAN


                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                          FOR THE YEAR ENDED DECEMBER 31, 1994

                                                          Retirement Savings Funds                        Profit Sharing Funds
                               -----------------------------------------------------------------------    ------------------------

                                              Stable     Balanced     Bon-Ton   Wells Fargo Wells Fargo      Main        Option
                                  Total       Income       Fund        Stock    Stock Index     Bond         Fund         Fund
                                               Fund                    Fund        Fund         Fund
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------


ADDITIONS TO NET ASSETS:
 CONTRIBUTIONS:
  Employer                     $   983,806  $   77,385  $   57,677  $   31,586  $   58,294  $    34,038   $    664,034  $   60,792

  Employee/Participant           1,880,986     561,539     432,924     214,911     415,807      255,805             -           -
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
Total contributions              2,864,792     638,924     490,601     246,497     474,101      289,843        664,034      60,792


INVESTMENT INCOME:
 Net Appreciation
  (Depreciation) in Fair
  Market Value                    (180,522)    (85,385)   (104,431)    271,315     (27,553)    (117,320)       (56,795)    (60,353)
 Dividends and Interest            905,777     234,313      94,971         301      54,950       80,339        352,410      88,493

 Realized Gains (Losses)           (12,872)     (8,478)       (713)     11,096        (150)      (1,496)        (4,425)     (8,706)
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
    Total additions              3,577,175     779,374     480,428     529,209     501,348      251,366        955,224      80,226

DEDUCTIONS FROM NET ASSETS:
 Benefit Payments and
  Withdrawals                    1,776,085     469,068     184,354     113,176     240,844      109,118        404,601     254,924
 Administrative Expenses            42,114       8,556       2,323       2,452       6,732        6,514          9,724       5,813

 Interfund Transfers - Net              -        7,572     (51,888)        989      33,413        9,914        104,647    (104,647)

 Transfers of Assets from
  Profit Sharing Plan          (15,684,995)         -           -           -           -            -     (12,787,111) (2,897,884)
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
INCREASE IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS     17,443,971     294,178     345,639     412,592     220,359      125,820     13,223,363   2,822,020


NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
  Beginning of year              9,209,579   3,288,151   2,021,368     923,157   1,870,292    1,106,611             -           -
                               -----------  ----------  ----------  ----------  ----------  -----------   ------------  ----------
  End of year                  $26,653,550  $3,582,329  $2,367,007  $1,335,749  $2,090,651  $ 1,232,431   $ 13,223,363  $2,822,020
                               ===========  ==========  ==========  ==========  ==========  ===========   ============  ==========

    The accompanying notes are an integral part of this financial statement.

                   THE BON TON-STORES, INC.

            PROFIT SHARING/RETIREMENT SAVINGS PLAN


                 NOTES TO FINANCIAL STATEMENTS

                  DECEMBER 31, 1995 AND 1994


  DESCRIPTION OF PLAN:

The following description of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions

Eligible employees may elect to make basic contributions from 1% to 15% of compensation deducted on a pre-tax basis, and an additional 5% of compensation on an after-tax basis subject to certain limitations. Effective January 1, 1994, pre-tax contributions for highly compensated participants are limited to 5% of the participant's compensation. For the Plan years 1995 and 1994, a highly compensated participant, as defined by the Company, is a participant with an annual salary equal to or greater than $150,000.

Employer Contributions

Contributions to the Plan's Profit Sharing funds are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee, Mellon Bank, N.A. (the Trustee), and are subject to certain limitations as dictated by the Internal Revenue Code. Contributions to the Profit Sharing funds are allocated to each participant's account on or before the last day of the Plan year in the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated to any member is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage base for the Plan year. The Company elected not to make a Profit Sharing contribution for 1995.

Contributions to the 401(k) funds are at the discretion of the Board of Directors. These contributions are allocated to the respective 401(k) funds based upon the allocations chosen by the participant. During 1995 and 1994, the Company contributed 20% of the employees' contributions up to 5% of compensation.

Participant Accounts

Each participant's account is credited with the employee's contribution and allocation of: (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Forfeitures are allocated on the same basis as contributions to the Profit Sharing funds.

Investments

Investment of the Company's contribution to the Plan's Profit
Sharing funds is under the control and management of the Trustee, subject to the Company's fiduciary direction through the Company's Board of Directors and/or the Plan's
Administrative Committee.

Investments of the participants' and the Company's contributions to the Plan's 401(k) funds are allocated at the discretion of the participant.

Total assets of the Plan are valued quarterly at fair market values by the Trustee with exception to the Guaranteed Investment Contract which is valued at contract value. Gains and losses as determined by this valuation are allocated to each participant's account on the basis of each participant's account balance to the total account balances at the prior valuation date.

Vesting

Participants are fully vested as to their own contributions. With regard to employer matching contributions to the 401(k) funds, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Participant's interest in the Profit Sharing funds is fully vested after five years of service.

Benefit Payments

Participants may make complete or partial withdrawals from their employee pre-tax contribution accounts at any time after age 59 1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Benefits due to retired and terminated participants, which are included in net assets available for plan benefits in the accompanying statements at December 31, 1995 and 1994, amounted to $1,596,494 and $517,682 respectively.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are reflected on the accrual basis of accounting.

On January 1, 1995, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-
4). The adoption of SOP 94-4 had no impact on the attached financial statements as the fully benefit-responsive contracts held by the Plan are valued under SOP 94-4 at contract value which is the same basis used by the Plan in prior years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Participants have the option to invest their 401(k) contributions in any of the following five funds: Stable Income Fund, Balanced Fund, Bon-Ton Stock Fund, Wells Fargo Stock Index Fund and Wells Fargo Bond Fund. Profit Sharing contributions are allocated to either a Main Fund or an Option Fund, which is managed by a more conservative investment program. Only participants over the age of 55 may elect to have contributions invested in the Option Fund.

All investments are presented at fair market value except for the fully benefit-responsive guaranteed investment contract in the Stable Income Fund and the Main Fund, which is stated at contract value (Note 3). The following investments as of December 31, 1995 and 1994, are greater than 5% of net assets:
EB MBA Government Corporate Bond Index Fund, DF Government Securities Fund, Vanguard Wellington Fund, Vanguard Index Trust Fund, Wells Fargo Stock Fund. Additionally, as of December 31, 1994, the Protective Life Insurance Guaranteed Investment Contract exceeded 5% of net assets.

Realized Gains (Losses) and Net Appreciation (Depreciation) in
Fair Market Value

The computations of both realized gains and losses and the net appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

Administrative Expenses

Under terms of the Plan agreement all expenses are paid by the Plan unless paid directly by the Company.

3.  GUARANTEED INVESTMENT CONTRACT:

The Plan holds a fully benefit-responsive guaranteed investment contract with Protective Life Insurance Company. Protective Life Insurance Company maintains the contributions in a pooled account. The account is credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses. The contract is included in the financial statements at contract value with no valuation reserve against the contract value, as reported to the Plan by Protective Life Insurance Company. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For the years ended December 31, 1995 and 1994, the contract had an average yield of 8.52%. The crediting interest rate as of December 31, 1995 and 1994 under the contract was 8.18%. As of December 31, 1995, the contract value approximated the contract's fair market value.

4.  FEDERAL INCOME TAXES:

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes under Section 501(a).

5.  PLAN AMENDMENTS:

Effective January 1, 1995, the Plan was amended to allow the employees of an acquired subsidiary, Adams, Meldrum and Anderson Co., Inc., who were previously participants in the First Restated AM&A Savings Plan to be eligible for participation in the Plan. All existing balances in the First Restated AM&A Savings Plan were transferred to the Plan based upon investment allocation decisions made by the participants. These transfers are listed as a separate line in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These participants received credit for all years of service which were earned as an employee of Adams, Meldrum, and Anderson Co., Inc.

Effective July 1, 1994, The Bon-Ton Stores, Inc. Retirement Savings Plan (401(k) Plan) and The Bon-Ton Stores, Inc. Profit Sharing Retirement Plan (Profit Sharing Plan) were amended and restated to combine the plans and form The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan. The terms of the former 401(k) Plan and Profit Sharing Plan were not affected by the Plan combination. The 401(k) and Profit Sharing balances are maintained in separate funds.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                       December 31,
                                                   1995            1994
                                               ------------    ------------
Net assets available for plan benefits per the
financial statements                           $ 33,383,533    $ 26,653,550


Amounts allocated to withdrawing participants    (1,596,494)       (517,682)
                                               ------------    ------------
Net assets available for plan benefits per
   the Form 5500                               $ 31,787,039    $ 26,135,868
                                               ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                       Year ended
                                                       December 31,
                                                       1995
                                                       ----------------
Benefits paid to participants per the financial
statements                                              $ 4,903,540

Add:  Amounts allocated to withdrawing participants
   at December 31, 1995                                   1,596,494

Less:  Amounts allocated to withdrawing participants
   at December 31, 1994                                    (517,682)
                                                        ------------
Benefits paid to participants per the Form 5500         $ 5,982,352
                                                        ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                     SCHEDULE I

                         EIN 23-129309
                           Plan 003


                   THE BON-TON STORES, INC.

            PROFIT SHARING/RETIREMENT SAVINGS PLAN


 Item 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                    AS OF DECEMBER 31, 1995

                                 Number
Description of Investment         of             Cost          Market
                                 Shares
- ----------------------------    ----------    ------------   ------------
Mellon Bank EB Temporary
 Investment Fund                 1,024,655    $  1,024,655   $  1,024,655

Mellon Bank EB MBA Government
 Corporate Bond Index Fund          21,274       7,588,165      7,837,940

Protective Life Insurance
 Company Guaranteed
 Investment Contract,
 maturity 12/31/96               1,504,522       1,504,522      1,504,522

Mellon Bank DF Government
 Securities Fund                    72,045       6,832,363      6,836,415

Vanguard Wellington Fund           159,288       3,157,145      3,891,406

Vanguard World Fund                 40,400         475,867        606,813

Vanguard Trustees' Equity
  Fund                              19,492         567,895        606,399

Vanguard Index Trust Fund           82,928       3,019,298      4,776,637

The Bon-Ton Stores, Inc.           136,956       1,227,126        684,780
 Common Stock

Wells Fargo Stock Fund              24,375       2,530,904      3,499,727

Wells Fargo Bond Fund               12,918       1,500,437      1,597,432
                                                ----------     ----------
                                              $ 29,428,377   $ 32,866,726
                                                ==========     ==========

 The accompanying notes are an integral part of this schedule.

                                                             SCHEDULE II


                                  EIN 23-1269309
                                    Plan 003

                            THE BON-TON STORES, INC.

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN


                 ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                        Number      Number      Purchase      Selling         Cost of          Net
       Description                        of          of        Price (1)     Price (1)        Items          Gain/
                                       Purchases     Sales                                       Sold          (Loss)
- ---------------------------------      ---------   ---------   ------------   ------------   ------------   ------------
Series of Transactions in
   Excess of 5%

Mellon Bank EB Temporary
  Investment Fund                            563         309   $ 16,225,541   $ 15,434,166   $ 15,434,166   $         -

Wells Fargo Money Market Fund                  9          11        998,438        998,438        998,438             -

Vanguard Wellington Fund                      30          18      1,147,158        359,766        306,846         52,920

Mellon Bank DF Government
  Securities Fund                             12          10      3,168,452      1,038,557      1,049,670        (11,113)

Protective Life Insurance
 Company Guaranteed
 Investment Contracts                         -            8             -       1,473,814      1,473,814             -

Mellon Bank EB MBA Government
  Corporate Bond Index Fund                    7           4      1,735,338        733,537        739,087         (5,550)


 1)  The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.

          The accompanying notes are an integral part of this schedule.

                              SIGNATURES




      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                              The Bon-Ton Stores, Inc.
                              Profit Sharing / Retirement Savings Plan





Date: June 27, 1996               BY: /s/ Michael L. Gleim
      ----------------               ---------------------------
                                        Michael L. Gleim
                                        Plan Administrator

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement File
No. 33-43105.



 /s/ Arthur Andersen LLP

Lancaster, Pennsylvania
June 27, 1996